# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: QUANTUM X LABS INC., CIK 0000797542
CUSIP: 926711300
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 5 Harav Levin Street, Ramat Gan, Israel (L3), 5226039
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002092834

## Reporting persons
- Nissim Daniel: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); sole voting power 1,179,230; shared voting power 0; sole dispositive power 1,179,230; shared dispositive power 0; aggregate amount beneficially owned 1,179,230 (8.65% of the class)
  Comment: *Percentage calculated based on 13,336,392 shares of common stock, $0.0001 par value per share (the "Shares"), of Quantum X Labs Inc. (the "Issuer") issued and outstanding as of the date hereof, which amount was provided to the Reporting Person by the Issuer.

## Item 1. Issuer
Name of issuer: QUANTUM X LABS INC.
Address of issuer's principal executive offices: Atrium Tower, 2 Jabotinsky Street, Ramat Gan, Israel 5252903

## Item 2. Person Filing
Name of person filing: Nissim Daniel
Address of principal business office or, if none, residence: 5 Harav Levin Street, Ramat Gan, Israel 5226039
Citizenship: Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein.

Amount beneficially owned by the Reporting Person consists of (i) 879,230 Shares and 300,000 Shares issuable upon the conversion of the outstanding loan amount of a convertible loan. Such amount does not include (i) 44,283 Shares which may be acquired by the Reporting Person within 60 days of the date hereof through the exercise of a warrant, which includes a blocker provision under which the Reporting Person does not have the right to exercise the warrant to the extent (but only to the extent) that such exercise would result in beneficial ownership by the Reporting Person, together with the Reporting Person's affiliates, and any other persons acting as a group together with the Reporting Person or any of the Reporting Person's affiliates, of more than 4.99% of the Shares and (ii) 300,000 Shares issuable upon the exercise of warrants that are issuable upon the conversion of the outstanding loan amount of a convertible loan, which such warrants include a blocker provision under which the Reporting Person does not have the right to exercise such warrants to the extent (but only to the extent) that such exercise would result in beneficial ownership by the Reporting Person, together with the Reporting Person's affiliates, and any other persons acting as a group together with the Reporting Person or any of the Reporting Person's affiliates, of more than 4.99% of the Shares.
Percent of class: See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein.
Sole power to vote or to direct the vote: See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein.
Shared power to vote or to direct the vote: See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein.
Sole power to dispose or to direct the disposition: See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein.
Shared power to dispose or to direct the disposition: See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Nissim Daniel: /s/ Nissim Daniel, Nissim Daniel (05/15/2026)